Law Offices of Joseph L. Pittera
2214 Torrance Boulevard
Suite 101
Torrance, California 90501
Telephone (310) 328-3588
Facsimile (310) 328-3063
E-mail: jpitteralaw@gmail.com

June 16, 2014

United States Securities
   and Exchange Commission
Washington, D.C.  20549

Re:          Satya Worldwide, Inc.
Registration Statement on Form S-1
Filed May 1, 2014
File No.  333-195630

Ladies and Gentlemen:

On behalf of Satya Worldwide, Inc. (the “Company”), we are responding to the staff comments, as set forth in the letter from the staff of May 27, 2014 to Ms. Patricia Posner, Chairman of the Board, President, Chief Executive Officer and Treasurer.  Enclosed herewith please find Amendment No. 1 to the Form S-1 Registration Statement of the Company, which has been marked to show the revisions made to the initial filing.

Set forth below are our responses to the comments contained in the letter from the staff.  The captions and numbered responses below correspond to the captions and numbered comments contained in the letter from the staff.

General

1.
The Company acknowledges the staff comment to revise throughout to present a realistic picture of the Company’s business as it is today by clarifying the anticipatory nature of its proposed operations, and that on page 23, the Company states that it provides “digital book distribution services to authors, poets, memoirists and publishers for managing and exploiting their literary works in electronic format as e-books.”, and that the Company has published only one book and that it owns co-author rights for a second book.  The Company has complied with the staff comment by revising throughout in Amendment No. 1 to present a realistic picture of the Company’s business as it exists today by clarifying the anticipatory nature of its proposed operations.

Calculation of Registration Fee

2.
The Company acknowledges the staff comment to disclose the provision of Rule 457 of the Securities Act relied upon for the calculation of the registration fee in the footnotes to its registration fee table.  The Company has complied with the staff comment in Amendment No. 1 by disclosing the provision of Rule 457 of the Securities Act relied upon for the calculation of the registration fee in the footnotes to its registration fee table.

United States Securities
   and Exchange Commission
June16, 2014

Prospectus Cover Page

3.
The Company acknowledges the staff comment regarding the disclosure on the prospectus cover page that the Company’s “securities are not listed on any national securities exchange, over the counter quotation system or the Nasdaq Stock Market” and to clarify here, if true, that the Company plans to hire a securities broker to serve as its market maker to file an application on its behalf to apply for quotation of its common stock on the Over-The-Counter Bulletin Board, but that there is no guarantee that its common stock will ever be quoted on the Over-The-Counter Bulletin Board and to refer to page 14 of the prospectus. The Company has complied with the staff comment in Amendment No. 1 by disclosing on the Prospectus Cover Page that it plans to hire a securities broker to serve as its market maker to file an application on its behalf to apply for quotation of its common stock on the Over-The-Counter Bulletin Board, but that there is no guarantee that its common stock will ever be quoted on the Over-The-Counter Bulletin Board.

4.
The Company acknowledges the staff comment to state on the prospectus cover page that “[t]he information in this prospectus is not complete and may be changed” pursuant to Items 501(b)(10)(i) and (iv) of Regulation S-K.  The Company has complied with the staff comment in Amendment No. 1 by adding the disclosure on the Prospectus Cover Page that “[t]he information in this prospectus is not complete and may be changed.”

5.
The Company acknowledges the staff comment to disclose, if true, that it plans to develop a book catalog website and an eReader but have not yet taken steps to do so and that its two executive officers are the only employees and to refer to page 19 of the prospectus.  The Company has complied with the staff comment in Amendment No. 1 by adding the disclosure on the prospectus cover page that it plans to develop a book catalog website but has not yet taken steps to do so and that the two executive officers are the Company’s only employees.  The reference to the e-Reader was an attorney’s scrivener’s error and has been removed from Amendment No. 1.  The Company wishes to inform the staff that it does not intend to develop its own e-Reader.

6.
The Company acknowledges the staff comment to briefly clarify the extent of the “co-author rights” to “Mengele: The Complete Story” in the prospectus summary and in the business section.  The Company has complied with the staff comment in Amendment No. 1 by adding the disclosure on the prospectus cover page and in the business section the extent of its “co-author rights” to “Mengele: The Complete Story.”

7.
The Company acknowledges the staff comment to disclose on the prospectus cover page the monthly “burn rate”, how long the present capital will last at that rate, the remaining capital with each subsequent amendment and the cost of fully implementing the Company’s business plan.  The Company has complied with the staff comment in Amendment No. 1 by adding the disclosure on the prospectus cover page the monthly “burn rate”, how long the present capital will last at that rate and the cost of fully implementing the Company’s business plan.  Further, the Company will disclose the remaining capital with each subsequent amendment.

8.
The Company acknowledges the staff comment regarding the disclosure on page 3 that if the Company does not raise a minimum of $75,000 from this offering “or obtain such minimum amount in combination of other potential sources of equity and/or debt financing” the Company will become insolvent and forced to discontinue your operations and liquidate its assets and to disclose whether it currently has plans to obtain capital from “other potential sources of equity and/or debt financing.” The Company has complied with the staff comment in Amendment No. 1 by revising the disclosure on the prospectus cover page that it currently has no plans to obtain capital from other potential sources except through this offering.

United States Securities
   and Exchange Commission
June16, 2014

9.
The Company acknowledges the staff comment to disclose on the prospectus cover page that the common stock underlying the shares of Series A Convertible Preferred Stock is penny stock. The Company has complied with the staff comment in Amendment No. 1 by disclosing on the prospectus cover page that the common stock underlying the shares of Series A Convertible Preferred Stock is penny stock.

10.
The Company acknowledges the staff comment to disclose on the prospectus cover page that one of its shareholders currently owns 85% of the issued and outstanding common stock and that if the Company were to sell all of the Series A Convertible Preferred Stock such shareholder would hold 37.5% of the issued and outstanding shares of common stock. The Company has complied with the staff comment in Amendment No. 1 by disclosing on the prospectus cover page that if the Company were to sell all of the Series A Convertible Preferred Stock such shareholder would hold 37.5% of the issued and outstanding shares of common stock.

Risk Factors, page 7

11.
The Company acknowledges the staff comment to add a risk factor addressing the risk that, because both of your executive officers serve as directors and because you have no other directors on your board of directors, your executive officers will determine their salaries and perquisites, and there may not be funds available for net income.  The Company has complied with the staff comment in Amendment No. 1 by adding a risk factor addressing the risk that, because both of the Company’s executive officers serve as directors and because there are no other directors on the board of directors, the executive officers will determine their salaries and perquisites, and there may not be funds available for net income.

We are an “emerging growth company,” page 9

12.
The Company acknowledges the staff comment to clarify the disclosure regarding the duration of its status as an “emerging growth company” by identifying all of the ways it could lose such status and when, including on the last day of the fiscal year during which the Company has total annual gross revenues of $1,000,000,000 and on the date the Company has, during the previous three-year period, issued more than $1,000,000,000 in non-convertible debt.  The Company has complied with the staff comment in Amendment No. 1 by clarifying the disclosure in this risk factor regarding the duration of its status as an emerging growth company by identifying all of the ways it could lose such status and when pursuant to the applicable definition of an “emerging growth company.”

13.
The Company acknowledges the staff comment to consider describing the extent to which any of the exemptions the Company describes in this risk factor are available as a Smaller Reporting Company. The Company has complied with the staff comment in Amendment No. 1 by describing in this risk factor the extent to which any of the exemptions the Company describes in this risk factor are available as a Smaller Reporting Company.

We may not receive enough capital, page 10

14.
The Company acknowledges the staff comment to disclose an estimate of the costs of the Company’s public reporting obligations.  The Company has complied with the staff comment in Amendment No. 1 by disclosing in this risk factor an estimate of the costs of its public reporting obligations.

United States Securities
   and Exchange Commission
June16, 2014

This is a risky investment because there is no minimum number of shares, page 10

15.
The Company acknowledges the staff comment to describe in this risk factor the risks that investor funds will not be placed in an escrow or other segregated account.  The Company has complied with the staff comment in Amendment No. 1 by disclosing in this risk factor the risks that investor funds will not be placed in an escrow or other segregated account.

Management’s Discussion and Analysis of Financial Condition, page 18
Plan of Operation, page 18

16.
The Company acknowledges the staff comment to significantly revise this section or the business section to provide investors with a detailed discussion of the Company’s business plans and to explain in detail each step the Company plans to take to develop its business and discuss any challenges it may encounter in completing such steps and that the staff has noted that by December 2015 the Company plans to have completed the development of a book catalog website, “including digital book download and eReader.”  The Company has complied with the staff comment in Amendment No. 1 by significantly revising this section to provide investors with a detailed discussion of the Company’s business plans and to explain in detail each step the Company plans to take to develop its business and discuss any challenges it may encounter in completing such steps.  The reference to the “digital book download and e-Reader” was an attorney’s scrivener’s error and has been removed from Amendment No. 1.  The Company wishes to inform the staff that it does not intend to enable digital book downloads on its website.

17.
The Company acknowledges the staff comment to reconcile the plan of operation with the description of the intended business in the prospectus summary and business section, as it appears from the plan of operation that the Company intends to develop and sell its own eReader; however, in the prospectus summary and description of business sections, it appears that you intend to offer electronic books that can be read on third party eReaders, such as iPad or Kindle and, if you intend to develop your own eReader, please describe in detail your plans to develop, manufacture, and sell such product, including the estimated costs. The Company has complied with the staff comment in Amendment No. 1 by reconciling the plan of operation with the description of the intended business in the prospectus summary and business section.

Period from March 26, 2012 (Inception) through December 31, 2012 compared with the year ended December 31, 2013, page 20

18.
The Company acknowledges the staff comment noting the disclosure on page 20 that it received book royalty payments from The Wylie Agency, Inc. for “Mengele: The Complete Story” and this disclosure appears inconsistent with the disclosure on page 2 that Cooper Square is the book’s publisher, and to revise for consistency or advise.  The Company has complied with the staff comment in Amendment No. 1 by disclosure on page 20 that it received book royalty payments from Cooper Square, the book’s publisher.

Description of Business, page 23
Principal Services, page 24

19.
The Company acknowledges the staff comment noting the disclosure on page 24 that “[y]our services enable authors to bypass traditional publishers and agents and connect directly with readers by self-publishing their literary works” and to briefly describe the distinction between the publishing services you offer and those of traditional publishers and to add a risk factor that addresses the risks because of low barriers to entry, which is noted in this regard because of the Company’s disclosure in the second to last paragraph on page 25.  The Company has complied with the staff comment in Amendment No. 1 by briefly describing the distinction between the publishing services it offers and those of traditional publishers.  The Company has also added a risk factor that addresses the risks because of low barriers to entry.

United States Securities
   and Exchange Commission
June16, 2014

20.
The Company acknowledges the staff comment to discuss the obstacles the Company may face in attracting prospective authors given its stage of development and currently limited catalog of authors and how the business model is designed to overcome these obstacles. The Company has complied with the staff comment in Amendment No. 1 by discussing the obstacles the Company may face in attracting prospective authors given its stage of development and currently limited catalog of authors and how the business model is designed to overcome these obstacles.

Principal Products, page 24

21.
The Company acknowledges the staff comment to describe the efforts the Company has made or intends to make, if any, to obtain royalty or fee arrangements from John Ware or Cooper Square. The Company has complied with the staff comment in Amendment No. 1 by describing the efforts the Company has made to obtain royalty or fee arrangements from John Ware and Cooper Square.

Directors, Executive Officers, Promoters and Control Persons, page 27

22.
The Company acknowledges the staff comment to disclose whether Patricia Posner has a family relationship with Gerald Posner and, if so, please disclose whether such a relationship creates a conflict of interest.  The Company has complied with the staff comment in Amendment No. 1 by disclosing that Patricia Posner has a family relationship with Gerald Posner and that relationship creates a conflict of interest.

23.
The Company acknowledges the staff comment to disclose the amount of time per week the Company’s directors and officers intend to devote to the business and to the extent the officers and directors only devote part of their time to the business, please add a risk factor describing the attendant risks of conflicts of interest. The Company has complied with the staff comment in Amendment No. 1 by disclosing the amount of time per week the Company’s directors and officers intend to devote to the business.  The Company has also added a risk factor describing the attendant risks of conflicts of interest due to the officers and directors only devoting part of their time to the business.

Transactions with Related Persons, Promoters and Certain Control Persons, page 34
Director Independence, page 34

24.
The Company acknowledges the staff comment to discuss the basis for your belief that Stanley Silverberg is independent, as such term is defined by the rules of the Nasdaq Stock Market, and in this regard, the staff has noted that he serves as an executive officer and director of the Company. The Company has complied with the staff comment in Amendment No. 1 by revising the disclosure to state that none of the directors are independent, as such term is defined by the rules of the Nasdaq Stock Market.

Plan of Distribution, page 39

25.
The Company acknowledges the staff comment to refer to the second and third paragraphs of this section and disclose the basis for determining that the officers and directors meet the requirements of the safe harbor in Rule 3a4-1 of the Securities Exchange Act of 1934.  The Company has complied with the staff comment in Amendment No. 1 by revising the disclosure to state the basis for determining that the officers and directors meet the requirements of the safe harbor in Rule 3a4-1.

United States Securities
   and Exchange Commission
June16, 2014

Report of Independent Registered Public Accounting Firm, page F-2

26.
The Company acknowledges the staff comment to revise the report of the independent registered public accounting firm to also cover the period from March 26, 2012 (inception) through December 31, 2013 since this period has also been presented in the Company’s financial statements and that the consent of the independent registered public accounting firm should be similarly revised. The Company has complied with the staff comment in Amendment No. 1 by revising the report of the independent registered public accounting firm to also cover the period from March 26, 2012 (inception) through December 31, 2013.  The Company has also similarly revised the consent of the independent registered public accounting firm.

Exhibit 5.1

27.
The Company acknowledges the staff comment to have counsel revise its opinion to clarify that it is opining upon both the shares of Series A Convertible Preferred Stock and the shares of common stock.  The Company has complied with the staff comment in Amendment No. 1 by having counsel revise its opinion to clarify that it is opining upon both the shares of Series A Convertible Preferred Stock and the shares of common stock.

Exhibit 10.1

28.
The Company acknowledges the staff comment to refer to paragraph 2(c) of the subscription agreement and that the representations and warranties regarding an investor’s reliance on and investigation of the information contained in the prospectus or the investor’s review of the prospectus are inappropriate and that if there is additional material information about the investment, to disclose it in the prospectus and to revise the subscription agreement accordingly and refile as an exhibit to your amended registration statement. The Company has complied with the staff comment by removing paragraph 2(c) of the subscription agreement and refiled the subscription agreement as an exhibit to Amendment No. 1.  The Company confirms that there is no additional material information about the investment to disclose in the prospectus.

29.
The Company acknowledges the staff comment to refer to paragraph 2(g) and 2(h), as these representations and warranties appear inconsistent with a registered offering of securities and are inconsistent with the discussion relating to resale in Plan of Distribution. The Company has complied with the staff comment by removing paragraph 2(g) and 2(h) of the subscription agreement and refiled the subscription agreement as an exhibit to Amendment No. 1.

Other

30.
The Company acknowledges the staff comment to include updated financial statements in the next amendment pursuant to Rule 8-08 of Regulation S-X.  The Company has complied with the staff comment by including updated financial statements in Amendment No. 1.

Should you have any comments or questions regarding the foregoing, please contact the undersigned.

Sincerely,

/s/ Joseph L. Pittera
     Joseph L. Pittera